================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                AMENDMENT NO. 40
                                       TO
                                 SCHEDULE 14D-9
               (WITH RESPECT TO THE TENDER OFFER BY VIACOM INC.)

                            ------------------------

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                         PARAMOUNT COMMUNICATIONS INC.
                           (NAME OF SUBJECT COMPANY)

                         PARAMOUNT COMMUNICATIONS INC.
                       (NAME OF PERSON FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
             INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                  699216 10 7
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                              DONALD ORESMAN, ESQ.
                         PARAMOUNT COMMUNICATIONS INC.
                               15 COLUMBUS CIRCLE
                         NEW YORK, NEW YORK 10023-7780
                                 (212) 373-8000
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF
                        OF THE PERSON FILING STATEMENT)

                            ------------------------

                                    COPY TO:
                             JOEL S. HOFFMAN, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 455-2000

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

     This Amendment No. 40 supplements and amends to the extent indicated herein the Solicitation/Recommendation Statement on Schedule 14D-9 of Paramount Communications Inc., as amended and restated on October 27, 1993 (as supplemented and amended through the date hereof, the "Schedule 14D-9"), initially filed with the Securities and Exchange Commission on October 25, 1993, with respect to the Current Viacom Offer (as described therein). Capitalized terms used herein and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 3. IDENTITY AND BACKGROUND

     The response to Item 3(b) is hereby supplemented and amended as follows:

          The following summarizes certain portions of the Restated Viacom Merger Agreement that relate to arrangements among Paramount, Viacom and Paramount's executive officers and directors. Such summary is qualified in its entirety by reference to the Restated Viacom Merger Agreement, a copy of which was previously filed as Exhibit No. 105 to the Schedule 14D-9 and is incorporated herein by reference.

          The Restated Viacom Merger Agreement provides that, subject to compliance with applicable law (including the prior receipt by Viacom of the long-form approval (the "FCC Long-Form Approval") by the Federal Communications Commission permitting Viacom to control Paramount), if requested by Viacom, Paramount shall, promptly following the acceptance for payment of the Shares to be purchased pursuant to the Current Viacom Offer, and from time to time thereafter, take all actions necessary to cause a majority of the directors (and of members of each committee of the Paramount Board) of Paramount and of each subsidiary of Paramount to be comprised of the designees of Viacom (whether at the request of Viacom, by means of increasing the size of the Paramount Board or seeking the resignation of directors and causing Viacom's designees to be elected).

          In addition to the FCC Long-Form Approval, Paramount's obligations to cause designees of Viacom to be elected or appointed to the Paramount Board are subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. Section 14(f) and Rule 14f-1 require certain information to be filed with the Commission and transmitted to Paramount's stockholders not less than ten days prior to the date any designees of Viacom are elected or appointed to the Paramount Board. Such required information is attached hereto as Annex A and is incorporated herein by reference.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          PARAMOUNT COMMUNICATIONS INC.

                                          By       Donald Oresman
                                             ...................................

                                             Name: Donald Oresman
                                            Title: Executive Vice President

Dated: February 28, 1994

                                                                         ANNEX A

                         PARAMOUNT COMMUNICATIONS INC.
                               15 COLUMBUS CIRCLE
                         NEW YORK, NEW YORK 10023-7780
                            ------------------------
                             INFORMATION STATEMENT
                          PURSUANT TO SECTION 14(F) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

     This information statement, which is being mailed on February 28, 1994 to holders of record on February 24, 1994 of shares of Common Stock, par value $1.00 per share (the "Shares"), of Paramount Communications Inc., a Delaware corporation (the "Company"), is being furnished in connection with the election, other than at a meeting of the stockholders of the Company, to the Board of Directors of the Company (the "Board of Directors") of up to twelve persons (the "Designees") to be designated by Viacom Inc., a Delaware corporation (the "Purchaser" or "Viacom"). Such designation will be made, in part, pursuant to an Amended and Restated Agreement and Plan of Merger, dated as of February 4, 1994 (the "Merger Agreement"), between the Purchaser and the Company.

     Subject to the prior receipt by the Purchaser of the long-form approval by the Federal Communications Commission permitting the Purchaser to control the Company and pursuant to the Merger Agreement, following the acceptance for payment by the Purchaser of the Shares to be purchased pursuant to the tender offer of the Purchaser, and from time to time thereafter, the Purchaser shall be entitled to designate a majority of the directors (and of the members of each committee of the Board of Directors) of the Company and each subsidiary of the Company, subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Terms of the Purchaser's tender offer, the Merger Agreement, the transactions contemplated thereby and certain other matters have been previously described in the Company's Schedule 14D-9.

     The purpose of this Statement is to provide information concerning the Designees and the Board of Directors. The information contained herein concerning the Purchaser and the Designees has been furnished to the Company by the Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information. Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the information contained herein to be filed with the Securities and Exchange Commission (the "Commission") and transmitted to the Company's stockholders not less than ten days prior to the date any of the Designees are elected or appointed to the Board of Directors in accordance with the terms of the Merger Agreement.

     As of February 18, 1994, 122,711,639 Shares were issued and outstanding. Each Share, except Shares held in the Company's treasury, is entitled to one vote on all matters submitted to stockholders of the Company.

                THE DESIGNEES AND THE CURRENT BOARD OF DIRECTORS
                     AND EXECUTIVE OFFICERS OF THE COMPANY

THE DESIGNEES

     Set forth below is certain information about each of the Designees, each of whom is a director of the Purchaser.

     The Designees, their ages, their business experience for the past five years, their service as a director for other corporations and their years of service as a director for the Purchaser are as follows:

          GEORGE S. ABRAMS, Director of Viacom and Viacom International Inc., a Delaware corporation and a wholly owned subsidiary of Viacom ("Viacom International"), 61. Mr. Abrams was elected a Director of Viacom and Viacom International in 1987 and is Chairman of the Audit Committee and a member of the Compensation Committee. Mr. Abrams has been a partner in Winer & Abrams, a law firm located in Boston, Massachusetts, for more than five years. Mr. Abrams is the former General Counsel and Staff Director of the United States Senate Judiciary Committee on Refugees. He became a Director of National Amusements, Inc., a Maryland corporation and the controlling stockholder of Viacom ("NAI"), in 1992. Mr. Abrams is also a member of the Boards of Trustees and Visiting Committees of a number of art museums, art-related organizations and educational institutions.

          FRANK J. BIONDI, JR., Director and President, Chief Executive Officer of Viacom and Viacom International, 49. Mr. Biondi was elected a Director of Viacom and Viacom International in 1987 and assumed his present position in July 1987. From November 1986 to July 1987, Mr. Biondi was Chairman, Chief Executive Officer of Coca-Cola Television and, from 1985, Executive Vice President of the Entertainment Business Sector of The Coca-Cola Company. Mr. Biondi joined Home Box Office in 1978 and held various positions there until his appointment as President, Chief Executive Officer in 1983. In 1984, he was elected to the additional position of Chairman and continued to serve in such capacities until October 1984.

          PHILIPPE P. DAUMAN, Director and Senior Vice President, General Counsel and Secretary of Viacom and Viacom International, 39. Mr. Dauman was elected a Director of Viacom and Viacom International in 1987. He assumed his present position on February 1, 1993. Prior to that, Mr. Dauman was a partner in the law firm of Shearman & Sterling in New York, which he joined in 1978. Mr. Dauman became a Director of NAI in 1992.

          WILLIAM C. FERGUSON, Director of Viacom and Viacom International, 63. Mr. Ferguson was elected a Director of Viacom and Viacom International in 1993 and is a member of the Audit and Compensation Committees. Mr. Ferguson assumed his present position as Chairman of the Board and Chief Executive Officer of NYNEX Corporation ("NYNEX") in October 1989. Prior to that, he served as Vice Chairman of the Board of NYNEX from 1987 to 1989 and as President and Chief Executive Officer from June to September 1989. He has served as a Director of NYNEX since 1987. Mr. Ferguson is a Director of General Re Corporation and CPC International, Inc.

          H. WAYNE HUIZENGA, age 56, became a director of Blockbuster Entertainment Corporation ("Blockbuster") in February 1987, was elected as Chairman of the Board, Chief Executive Officer and President of Blockbuster in April 1987 and is Chairman of the Executive Committee. Mr. Huizenga served as President of Blockbuster until June 1988. He is a cofounder of Waste Management, Inc. (now WMX Technologies, Inc.), a waste disposal and collection company, where he served in various capacities, including President, Chief Operating Officer and a director, until May 1984. From May 1984 to present, Mr. Huizenga has been an investor in other businesses and is the sole stockholder and Chairman of the Board of Huizenga Holdings, Inc., a holding and management company with various business interests. In connection with these business interests, Mr. Huizenga has been actively involved in strategic planning for, and executive management of, these businesses. He also has a majority ownership interest in Florida Marlins

     Baseball, Ltd., a Major League Baseball sports franchise, a majority ownership interest in Florida Panthers Hockey Club, Ltd., a National Hockey League sports franchise, a limited partnership interest in Miami Dolphins, Ltd., a National Football League sports franchise, and an ownership interest in Robbie Stadium Corporation and certain affiliated entities, which own and operate Joe Robbie Stadium in South Florida. Mr. Huizenga has entered into an agreement to purchase the remaining ownership interest in the Miami Dolphins. Mr. Huizenga became a Director of Viacom and Viacom International in 1993 and is a member of Viacom's Audit and Compensation Committees. He is also a member of the Boards of Directors of Republic Pictures Corporation and Discovery Zone, Inc. Mr. Huizenga is Chairman of the Board of Directors of Spelling Entertainment Group Inc.

          IRA A. KORFF, Director of Viacom and Viacom International and Senior Vice President of Viacom, 44. Mr. Korff was elected a Director of Viacom in 1986 and Viacom International in 1987 and is a member of the Compensation Committee. He has held his present position in Viacom since November 1987. Mr. Korff has served as a Director, Executive Vice President and Chief Operating Officer of NAI since 1986. In addition, since 1987, Mr. Korff has been President of National Amusements, Ltd. and Managing Director of National Amusements (U.K.) Ltd., both formed in 1987. He has also been a partner in the law firm Lewenberg and Korff of Boston, Massachusetts for more than five years.

          JEROME MAGNER, Director of Viacom and Viacom International, 64. Mr. Magner was elected Director of Viacom in 1986 and Viacom International in 1987 and is a member of the Compensation Committee. He is currently Senior Vice President--Finance and Treasurer of NAI. He assumed his position as Senior Vice President--Finance in 1988 and as Treasurer in 1986. From 1975 to 1988, he served as Vice President--Finance. Prior to that, Mr. Magner was Controller of NAI for more than five years.

          KEN MILLER, Director of Viacom and Viacom International, 51. Mr. Miller was elected a Director of Viacom and Viacom International in 1987 and is a member of the Audit and Compensation Committees. Mr. Miller has been President and Managing General Partner of The Lodestar Group, an investment firm, since 1988. Prior to that, Mr. Miller was Vice Chairman of Merrill Lynch Capital Markets during 1987 and a Managing Director of Merrill Lynch Capital Markets for more than the preceding five years. Mr. Miller is Chairman of the Board of Directors of Kinder-Care Learning Centers Inc. Mr. Miller is also a Director of Business Executives for National Security, Inc., a national coalition of business executives concerned with national security issues.

          BRENT D. REDSTONE, Director of Viacom and Viacom International, 43. Mr. Redstone was elected a Director of Viacom and Viacom International in 1991 and is a member of the Compensation Committee. Mr. Redstone was Assistant District Attorney for Suffolk County, Massachusetts from 1976 to October 1991, serving from 1988 through 1991 on the Homicide Unit responsible for the investigation and trial of homicide cases. Mr. Redstone became a Director of NAI in 1992. Mr. Redstone is the son of Sumner Redstone.

          SUMNER M. REDSTONE, Chairman of the Board of Viacom and Viacom International, 70. Mr. Redstone was elected a Director of Viacom in 1986 and assumed his present position in June 1987. Mr. Redstone is Chairman of the Compensation Committee. Mr. Redstone served as President of Viacom from its formation until June 1987. He has served as Chairman of the Board of NAI since 1986 and President, Chief Executive Officer of NAI since 1967. Mr. Redstone is the former Chairman of the Board of the National Association of Theater Owners and is currently a member of its Executive Committee. During the Carter Administration, Mr. Redstone was appointed a member of the Presidential Advisory Committee on the Arts for the John F. Kennedy Center for the Performing Arts and, in 1984, he was appointed a Director of the Kennedy Presidential Library Foundation. Since 1982, Mr. Redstone has been a member of the faculty of

     Boston University Law School, where he has lectured in entertainment law. Mr. Redstone graduated from Harvard University in 1944 and received an LL.B from Harvard University School of Law in 1947. Upon graduation, Mr. Redstone served as Law Secretary with the United States Court of Appeals, and then as a Special Assistant to the United States Attorney General.

          FREDERIC V. SALERNO, Director of Viacom and Viacom International, 49. Mr. Salerno was elected a Director of Viacom and Viacom International in 1994 and is a member of the Audit and Compensation Committees. Mr. Salerno has been Vice Chairman of the Board of NYNEX and President of the Worldwide Services Group since 1991. Prior to that, Mr. Salerno was President and Chief Executive Officer of New York Telephone Company from 1987 to 1991. He has served as a Director of NYNEX since 1991. Mr. Salerno is a Director of The Bear Stearns Companies Inc.

          WILLIAM SCHWARTZ, Director of Viacom and Viacom International, 60. Mr. Schwartz was elected a Director of Viacom and Viacom International in 1987 and is a member of the Audit and Compensation Committees. Mr. Schwartz was appointed Vice President for Academic Affairs (the chief academic officer) of Yeshiva University in 1992 and has served as University Professor of Law at Yeshiva University and the Cardozo School of Law since 1991. He has been of Counsel to Cadwalader, Wickersham & Taft since 1988. Mr. Schwartz was Dean of the Boston University School of Law from 1980 to 1988, a professor of law at Boston University from 1955 to 1991 and Director of the Feder Center for Estate Planning at Boston University School of Law from 1988 to 1991. He has served as Vice Chairman of the Board of Directors of UST Corporation since 1985 and as a director of UST Corporation for more than five years. In addition, he is Chairman of UST Corporation. Mr. Schwartz is a trustee of several educational and charitable organizations and an honorary member of the National College of Probate Judges. He served as Chairman of the Boston Mayor's Special Commission on Police Procedures and was formerly a member of the Legal Advisory Board of the NYSE.

     None of the Designees of the Purchaser (i) currently is a director of, or holds any position with, the Company, (ii) has a familial relationship with any of the directors or executive officers of the Company and (iii) to the best knowledge of the Purchaser, beneficially owns any securities (or rights to acquire any securities) of the Company. The Company has been advised by the Purchaser that, to the best of the Purchaser's knowledge, none of its Designees has been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Commission, except as may be disclosed herein or in the Schedule 14D-9.

THE CURRENT BOARD OF DIRECTORS OF THE COMPANY

     Set forth below is certain information about each current director of the Company who has been previously elected by the stockholders. Following the election of the Designees, the continuing directors of the Company will consist of up to four persons from a group consisting of Martin S. Davis, Stanley R. Jaffe, Donald Oresman and Ronald L. Nelson.

     The directors, their ages, their business experience for the past five years, their service as a director for other corporations and their years of service as a director for the Company are as follows:

          MARTIN S. DAVIS, Chairman and Chief Executive Officer, 67. He was elected a Director in 1967 and is Chairman of the Executive Committee and a member of the Nominating Committee. Mr. Davis, who became a corporate officer of Paramount Communications in 1969, assumed his present positions in 1983. He is a member of the Board of Trustees of Montefiore Medical Center and is Chairman of the Board of Trustees of the New York City Chapter of the National Multiple Sclerosis Society. Mr. Davis is also a member of the Federal Communications Commission's Advisory Committee on Advanced Television Service.

          GRACE J. FIPPINGER, former Vice President, Secretary and Treasurer of NYNEX Corporation, 66. Miss Fippinger was elected a Director in 1980 and is Chairman of the Nominating Committee and a member of the Executive and Compensation Committees. Miss Fippinger joined New York Telephone in 1948 and became the first woman officer in the Bell System when she was elected Vice President, Secretary and Treasurer in 1974. Miss Fippinger is a Director of Pfizer, Inc., Connecticut Mutual Life Insurance Company and The Bear Stearns Companies, Inc.

          IRVING R. FISCHER, Chairman and Chief Executive Officer of HRH Construction Corporation, 61. Mr. Fischer was elected a Director in 1984 and is a member of the Audit and Nominating Committees. Mr. Fischer joined HRH Construction Corporation in 1956 and assumed his present position in 1981. Mr. Fischer is Vice Chairman of the New York City Chapter of the National Multiple Sclerosis Society and a member of the New York City Holocaust Memorial Commission. He is an Adjunct Professor of Urban Planning, Columbia University.

          BENJAMIN L. HOOKS, Senior Vice President of The Chapman Company, investment bankers, 69. Mr. Hooks was elected a Director in 1992. Mr. Hooks joined The Chapman Company in 1993, after having served as Executive Director of the NAACP since 1977 and being active in civil rights matters for many years. Prior to that he served for five years as a member of the Federal Communications Commission beginning in 1972. A lawyer by profession, Mr. Hooks began his career in private practice and served as an assistant public defender and a Criminal Court Judge. He is a Director of Maxima Corporation.

          STANLEY R. JAFFE, President and Chief Operating Officer, 53. He was elected a Director in 1991 and is a member of the Executive Committee. Mr. Jaffe, who has had extensive background in both the television and motion picture industries, has had a long association with Paramount Pictures beginning in 1968. From 1982 to 1991, when he joined Paramount Communications, he was a principal partner in Jaffe/Lansing Productions, an independent motion picture production company with an exclusive production agreement with Paramount Pictures. Mr. Jaffe is Chairman of the Board of the Robert Steel Pediatric Cancer Research Foundation, a Trustee of The New York Public Library and a member of the Board of Overseers of the Wharton School, University of Pennsylvania.

          J. HUGH LIEDTKE, Chairman of Pennzoil Company, 72. Mr. Liedtke was elected a Director in 1987. His business career began as an independent in the oil business in Texas in 1949 and from 1953 to 1988 he served as Chief Executive Officer of Pennzoil and its predecessor companies. He is a Director of Battle Mountain Gold Company and has been active in many civic and public service endeavors.

          FRANZ J. LUTOLF, former General Manager and member of the Executive Board of Swiss Bank Corporation, 69. Mr. Lutolf was elected a Director in 1985. He joined Swiss Bank Corporation in 1970 and was a general manager and member of the Executive Board from 1976 to 1988. From 1956 to 1970, he was associated with the International Bank for Reconstruction and Development (World Bank) in Washington, D.C. Mr. Lutolf is a Director of Grapha Holding AG, Hergiswil (Switzerland), Banco Santander (Suisse) S.A., Geneva, Daiwa Securities Bank (Switzerland), Zurich, Cheak Coast Helarb European Acquisitions S.A., Luxembourg, Internationale Nederlanden Bank (Switzerland), Zurich and Sedgwick AG, Zurich.

          RONALD L. NELSON, Executive Vice President and Chief Financial Officer, 41. Mr. Nelson was elected a Director in 1992. He assumed his present positions in 1990 after having served as Senior Vice President and Chief Financial Officer since 1987. From 1979 to 1987, he held various operating and financial positions with Paramount Communications Entertainment Group and Paramount Pictures. Mr. Nelson is a member of the New York Chapter of Financial Executives Institute and on its CFO Advisory Board.

          DONALD ORESMAN, Executive Vice President, Chief Administrative Officer and General Counsel, 68. Mr. Oresman was elected a Director in 1976 and is a member of the Executive Committee. Mr. Oresman practiced law with Simpson Thacher & Bartlett, attorneys, from 1957 until he joined Paramount Communications in December 1983. He is a Director of North American Watch Corporation, a Trustee of The New York Landmarks Conservancy, and a Councilor of the American Antiquarian Society.

          JAMES A. PATTISON, Chairman and Chief Executive Officer of The Jim Pattison Group, 65. Mr. Pattison was elected a Director in 1988 and is a member of the Executive and Audit Committees. The Jim Pattison Group is a diversified company with operations in communications, automotive services, food products, packaging and financial services. Mr. Pattison founded the company in 1961 and has been its Chief Executive Officer since then. In 1986, Mr. Pattison served as President and Chairman of Expo '86, the World's Fair held in Vancouver, B.C. In 1986, he was made an officer of the Order of Canada. He is a Director of the Toronto-Dominion Bank and Canadian Pacific Ltd.

          LESTER POLLACK, General Partner, Lazard Freres & Co., investment bankers, Chief Executive Officer of Centre Partners and Senior Managing Director of Corporate Partners, investment affiliates of Lazard Freres & Co., 60. He was elected a Director in 1985 and is the Chairman of the Audit Committee and a member of the Executive Committee. After practicing law, he served as a senior executive of Loews Corp. and, beginning in 1981, as a general partner in Odyssey Partners before joining Lazard Freres & Co. in 1986. He is a Director of Loews Corp., CNA Financial Corp., Broad, Inc., Kaufman & Broad Home Corp., Parlex Corp., Transco Energy Company, Polaroid Corp., Continental Cablevision, Inc. and Tidewater Inc. He is a Trustee of New York University.

          IRWIN SCHLOSS, Senior Advisor of Marcus Schloss & Co., Inc., securities brokers, 70. Mr. Schloss was elected a Director in 1961 and is a member of the Audit Committee and a member of the Executive Committee. His business career has been in investment banking and he has headed his own company for more than 30 years.

          SAMUEL J. SILBERMAN, retired Chairman of Consolidated Cigar Corporation, a former Paramount Communications subsidiary, 78. Mr. Silberman was elected a Director in 1968 and is the Chairman of the Compensation Committee and a member of the Executive Committee. He retired from Consolidated Cigar Corporation in 1969, after having served that company in various posts for 35 years. He is a life member of the board of the Coast Guard Foundation, and serves in various capacities with other public purpose organizations.

          LAWRENCE M. SMALL, President and Chief Operating Officer of Fannie Mae (Federal National Mortgage Association), 52. Mr. Small was elected a Director in 1991 and is a member of the Compensation Committee. Before joining Fannie Mae in June 1991, he was since January 1990 Vice Chairman and Chairman of the Executive Committee of Citicorp/Citibank, where he worked for 27 years. Mr. Small is a Director of Fannie Mae and The Chubb Corporation and a trustee of Morehouse College and New York University Medical Center.

          GEORGE WEISSMAN, Retired Chairman and Consultant of Philip Morris Companies Inc., 74. Mr. Weissman was elected a Director in 1984 and is a member of the Compensation Committee. Mr. Weissman joined Philip Morris in 1952 and was elected Chairman and Chief Executive Officer in 1978. He served until July 1, 1984, when he became Chairman of the Executive Committee until May 1, 1987. Mr. Weissman is a Director of Avnet, Incorporated. He is Chairman of Lincoln Center for the Performing Arts, Inc.

THE CURRENT NON-DIRECTOR EXECUTIVE OFFICERS OF THE COMPANY

     Set forth below is certain information about each current executive officer of the Company who is not a director of the Company. Such executive officers, their ages, their business experience for the past five years and their years of service as an executive officer for the Company are as follows:

          EARL H. DOPPELT, 40, Senior Vice President and Deputy General Counsel in 1992; Vice President and Deputy General Counsel prior to 1992.

          ROBERT C. GREENBERG, 36, Senior Vice President, Human Resources in 1993; Principal with the consulting firm of Towers Perrin prior to 1993.

          RUDOLPH L. HERTLEIN, 53, Senior Vice President and Controller in 1993; Senior Vice President, Internal Audit and Special Projects in 1992; Vice President, Internal Audit and Special Projects prior to 1992.

          LAWRENCE E. LEVINSON, 63, Senior Vice President, Government Relations.

          JERRY SHERMAN, 63, Senior Vice President, Corporate Communications in 1992; Consultant to Paramount Communications from 1990 to 1992; Vice President, Corporate Communications prior to 1990.

COMMITTEES OF THE BOARD OF DIRECTORS

     During the fiscal year ended October 31, 1992 (the last full fiscal year of the Company), there were six meetings of the Board of Directors. The Board of Directors has four committees: Executive, Audit, Compensation and Nominating.

     The Executive Committee consists of Mr. Davis (Chairman), Miss Fippinger and Messrs. Jaffe, Oresman, Pattison, Pollack, Schloss and Silberman, a majority of which are non-management directors. It exercises all of the powers of the Board of Directors, except as limited by the General Corporation Law of the State of Delaware, in the management of the Company during intervals between meetings of the Board of Directors. The Executive Committee met three times during the fiscal year ended October 31, 1992.

     The Audit Committee consists of Messrs. Pollack (Chairman), Fischer, Pattison and Schloss, all non-management directors. The Audit Committee acts as liaison between the Board of Directors and the independent auditors. The Committee reviews with the independent auditors the planning and scope of financial statement audits, the results of those audits and the adequacy of internal accounting controls. It also monitors other corporate and financial policies. In addition, the Committee acts as the investment committee for employee benefit plans and reviews the Company's capital market and investment activities. The Audit Committee met four times during the fiscal year ended October 31, 1992.

     The Compensation Committee consists of Mr. Silberman (Chairman), Miss Fippinger and Messrs. Small and Weissman, all non-management directors. The Committee reviews salaries and bonuses of employees earning over a specified amount. In addition, the Committee reviews and approves the participation in stock option plans and incentive compensation plans. The Compensation Committee met nine times during the fiscal year ended October 31, 1992.

     The Nominating Committee, consisting of Miss Fippinger (Chairman) and Messrs. Davis and Fischer, seeks and recommends individuals for nomination as directors. The Nominating Committee considers nominees for directors recommended by stockholders or others. The Company's By-Laws contain time limitations, procedures and requirements relating to stockholder nomination of directors. Recommendations may be addressed to the Secretary, Paramount Communications Inc., 15 Columbus Circle, New York, New York 10023. The Nominating Committee met two times during the fiscal year ended October 31, 1992.

DIRECTORS' COMPENSATION

     Directors who are not employees of the Company receive an annual retainer of $25,000 a year for service on the Board of Directors and $1,000 for each Board of Directors meeting attended. An additional annual payment of $10,000 a year is paid for service on one committee and $20,000 a year for more than one committee. Committee members also receive $500 for each committee meeting attended and $1,000 for each special committee meeting attended when not held in conjunction with a Board of Directors meeting. A Committee Chairman receives an annual payment of $5,000. The Company has a Deferred Compensation Plan for Directors under which non-management members of the Company's Board of Directors may defer their compensation until they cease to serve. Interest is added to the accounts of each participating director monthly, using the prime rate of the Chase Manhattan Bank. As of October 31, 1992, three directors participated in this Plan. The Company has a retirement plan for non-management members of the Company's Board of Directors. A director who is at least 65 years old on retirement and has served 10 years receives a benefit for life equal to the annual retainer. One-half the annual retainer is paid to directors who retire after service on the Board of Directors for five years.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Mr. Pollack is a general partner of Lazard Freres & Co. which has rendered investment banking services to the Company since the beginning of the Company's last fiscal year.

     In February 1993, Mr. Davis transferred to the Company 125,630 Shares valued at $47 per Share (average of the high and low reported sales prices on the date of the transfer) in satisfaction of withholding tax obligations on the vesting of restricted stock.

     Mr. Jaffe has rights to fees, participations and other amounts payable under the terms of a production agreement with Paramount Pictures for certain theatrical motion pictures produced by Mr. Jaffe. In the eighteen months ended April 30, 1993, the payments to Mr. Jaffe totaled $1,261,113. For the period from May 1, 1993 to February 11, 1994, the payments to Mr. Jaffe totaled $291,942. Paramount Pictures agreed to employ Mr. Jaffe's son, Robert Jaffe, as Vice President, Production, of the Motion Pictures Group for a term ending on January 31, 1996, at an annual salary of $175,000 increasing over the contract term to $200,000. Paramount Pictures agreed to employ Mr. Jaffe's brother, Ira Jaffe, as President of the Famous Music publishing companies for a term ending on November 9, 1995, at an annual salary of $225,000. The Company has built and equipped a motion picture screening room at Mr. Jaffe's residence, costing approximately $1,500,000. It is owned by the Company which will be responsible for the operating costs including insurance, maintenance and property taxes.
As Chief Operating Officer, Mr. Jaffe is intimately involved in the motion picture and television process. Should Mr.Jaffe no longer be associated with the Company, or if he sells his residence, he has the option to purchase the screening room for the depreciated book value of the construction costs or to require the Company to remove the screening room and restore the property. He also has the option to purchase the projection equipment and furnishings at their depreciated book value.

                   SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL
                        OWNERS AND MANAGEMENT AS A GROUP

STOCK HOLDINGS OF DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     The following table shows the beneficial ownership of Shares by all directors and executive officers of the Company individually and as a group as of February 18, 1994.

                                                        COMMON SHARES  PERCENT
                                                        -------------  -------
Martin S. Davis(a)....................................     1,708,161     1.39%
Grace J. Fippinger....................................         2,103        *
Irving R. Fischer.....................................         5,000        *
Benjamin L. Hooks.....................................           100        *
Stanley R. Jaffe......................................       488,535      .40%
J. Hugh Liedtke.......................................         2,000        *
Franz J. Lutolf.......................................         2,350        *
Eugene I. Meyers(b)...................................             0        *
Ronald L. Nelson......................................       287,391      .23%
Donald Oresman(c).....................................     2,722,059     2.22%
James A. Pattison(d)..................................        80,000      .07%
Lester Pollack........................................         2,000        *
Irwin Schloss(e)......................................       209,744      .17%
Samuel J. Silberman...................................         6,148        *
Lawrence M. Small.....................................         1,000        *
George Weissman.......................................        10,000        *
Directors and Executive Officers as a group(f)........     5,587,793     4.55%

- ---------------
(a) Includes 89,036 Shares owned by a charitable foundation of which he is an officer and director and 214,370 Shares owned by a charitable remainder trust of which he is a beneficiary.

(b)  Retired on December 24, 1993.

(c) As a co-trustee, he shares voting and investment power over 2,025,694 Shares owned by a trust.

(d) The Shares are owned by Great Pacific Industries Inc. of which he is the sole shareholder.

(e) He shares voting and investment power over 89,374 Shares owned by Marcus Schloss & Co., Inc. of which he is Senior Advisor.

(f) Includes 144,241 Shares presently obtainable upon exercise of stock options.

The above individuals have sole voting and investment power, unless otherwise indicated. Ownership of less than .01% of the outstanding Shares is shown by an asterisk. It has been assumed that all stock options that are exercisable were exercised.

STOCKHOLDERS OWNING MORE THAN FIVE PERCENT

     As of February 18, 1994, to the best of the Company's knowledge, no person beneficially owned more than five percent of the outstanding Shares.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table shows the compensation for the past three completed fiscal years of the Chief Executive Officer and each of the Company's other four most highly compensated executive officers during such fiscal years.

                           SUMMARY COMPENSATION TABLE
                                           ANNUAL COMPENSATION                    LONG TERM COMPENSATION
                                      --------------------------------    ------------------------------------
                                                                                  AWARDS             PAYMENT
                                                                          -----------------------  -----------
                                                                          RESTRICTED
                                                                            STOCK                     LTIP        ALL OTHER
    NAME AND PRINCIPAL POSITION           YEAR      SALARY      BONUS     AWARD($)(A) OPTIONS(#)   PAYMENTS(C)  COMPENSATION(D)
- --------------------------------------  ---------  ---------  ----------  ----------  -----------  -----------  -------------
Martin S. Davis.......................       1992  $ 950,000  $2,695,600           0           0    $ 904,400     $  21,310
  Chairman of the Board and Chief            1991    950,000   1,800,000           0           0      605,800        20,514
  Executive Officer                          1990    950,000   2,695,600           0           0      904,400        26,290
  Mr. Davis started his career with
  Paramount Pictures and became its
  chief operating officer before
  joining Paramount Communications as
  a senior executive. Since 1983 he
  has been Chief Executive Officer.
Stanley R. Jaffe......................       1992  $ 760,000  $2,156,500           0           0    $ 723,500     $  25,461
  President and Chief Operating              1991    478,071   1,440,000  $4,212,500(b)  700,000      484,600         8,131
  Officer                                    1990          0           0           0           0            0             0
  Mr. Jaffe joined the Company in 1991
  after serving as an independent film
  producer and as a studio head.
Donald Oresman........................       1992  $ 650,000  $  403,000           0           0    $ 255,500     $  17,501
  EVP and General Counsel                    1991    650,000     240,000           0           0      263,000        15,516
  Mr. Oresman has a long association         1990    650,000     325,000           0           0      392,500        16,578
  with the Company, first as outside
  legal counsel and since 1983 as a
  senior executive and General
  Counsel.
Ronald L. Nelson......................       1992  $ 508,699  $  403,000           0           0    $ 234,300     $  13,205
  EVP and Chief Financial Officer            1991    475,000     225,000           0           0      240,700        15,516
  Mr. Nelson became Chief Financial          1990    475,000     260,000           0           0      368,400        17,595
  Officer in 1987, following service
  in operating and financial positions
  with the Company's entertainment
  operations.
Eugene I. Meyers(e)...................       1992  $ 262,137  $   80,700           0      50,000    $  92,400     $  11,066
  SVP and Senior Tax Counsel                 1991    255,822      52,500           0       3,100      113,800        12,883
  Mr. Meyers, a long-term Paramount          1990    235,000      80,000           0       3,000      115,000        12,387
  executive, heads the Company's tax
  department which is responsible for
  both foreign and domestic tax
  matters.

- ---------------
(a) Certain Shares owned by the listed executives were subject to restrictions at October 31, 1992. These Shares and their closing market value on October 31, 1992 were: Mr. Davis 740,000 Shares ($31,172,500); Mr. Jaffe--
     50,000 Shares ($2,106,250); Mr. Oresman--90,000 Shares ($3,791,250); Mr.
     Nelson--80,000 Shares ($3,370,000). Dividends are paid on restricted stock.
(b) This amount relates to 100,000 Shares of restricted stock granted to Mr. Jaffe which vested 50,000 on March 18, 1992 and 50,000 on March 18, 1993.
(c)  Awards are payable 50% in Shares and 50% in cash.
(d) The following amounts are included in the above table. Contributions made under the Employees' Savings Plan in fiscal 1992 were: Mr. Davis $6,866; Mr. Jaffe $6,017; Mr. Oresman $6,622; Mr. Nelson $6,662; Mr. Meyers
     $6,622. Contributions made under the ESOP in fiscal 1992 were: Mr. Davis $4,444; Mr. Jaffe $4,444; Mr. Oresman $4,444; Mr. Nelson $4,444; Mr. Meyers $4,444. Amounts paid towards financial counseling in fiscal 1992 were: Mr. Davis $10,000; Mr. Oresman $6,435; Mr. Nelson $2,139. In fiscal 1992, the Company paid $15,000 in premiums for a life insurance policy for Mr. Jaffe.
(e)  Retired on December 24, 1993.

                   AGGREGATE OPTION EXERCISES IN FISCAL 1992
                       AND FISCAL YEAR END OPTION VALUES

                                                                                   VALUE OF UNEXERCISED
                                 SHARES               NUMBER OF UNEXERCISED            IN-THE-MONEY
                                ACQUIRED               OPTIONS AT FY END(#)        OPTIONS AT FY-END($)
                                   ON      VALUE    --------------------------  --------------------------
    NAME                        EXERCISE  REALIZED  EXERCISABLE  UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE
- ------------------------------  --------  --------  -----------  -------------  -----------  -------------
Martin S. Davis...............    0         0          650,000(a)           0   $14,940,625             0
Stanley R. Jaffe..............    0         0          116,666        583,334             0             0
Donald Oresman................    0         0          400,000              0   $ 4,965,195             0
Ronald L. Nelson..............    0         0          168,456              0   $ 1,241,310             0
Eugene I. Meyers..............    0         0           41,320(a)      50,000(a)$   392,641  $    231,250

- ---------------
(a) On December 14, 1992, Mr. Davis exercised 500,000 options. On December 21, 1992 Mr. Meyers exercised 40,000 options.

                          OPTION GRANTS IN FISCAL 1992

                                                                 INDIVIDUAL GRANTS                           GRANT DATE
                                          ----------------------------------------------------------------  -------------
                                                    % OF TOTAL OPTIONS
                                          OPTIONS  GRANTED TO EMPLOYEES  EXERCISE OR BASE                    GRANT DATE
     NAME                                 GRANTED     IN FISCAL YEAR     PRICE PER SHARE   EXPIRATION DATE  PRESENT VALUE
- ----------------------------------------  -------  --------------------  ----------------  ---------------  -------------
Martin S. Davis.........................        0        --                   --                 --              --
Stanley R. Jaffe........................        0        --                   --                 --              --
Donald Oresman..........................        0        --                   --                 --              --
Ronald L. Nelson........................        0        --                   --                 --              --
Eugene I. Meyers........................   50,000(a)     10.7%             $  37.50              12/19/01   $    845,625(b)

- ---------------
(a) First exercisable on December 19, 1992. Each option is granted with a Limited Right (see description below under "Change of Control Provisions").
(b)  Black-Scholes options pricing model used.

                        LONG-TERM INCENTIVE PLAN AWARDS

                                                              ESTIMATED FUTURE
                                      PERFORMANCE OR OTHER     PAYMENTS UNDER
                                     PERIOD UNTIL MATURATION  NON-STOCK PRICE
    NAME                                   OR PAYMENT           BASED PLANS
- -----------------------------------  -----------------------  ----------------
                                                                   TARGET
Martin S. Davis....................             4 Years       $      904,400
Stanley R. Jaffe...................             4 Years              723,500
Donald Oresman.....................             4 Years              255,500
Ronald L. Nelson...................             4 Years              234,300
Eugene I. Meyers...................             4 Years               92,400

     Under the Company's Long-Term Performance Plan, a target award opportunity for each year of the normal four-year performance cycle is determined at the beginning of that year by the Compensation Committee for each participant. Payment is dependent upon the achievement by the Company of an operating income target for each year of the four-year cycle, which is set at the beginning of each year by the Compensation Committee, as well as upon the participant's individual performance. The amount included under the "Target" column above represents the actual payment to the participant under the Plan's four-year cycle ended October 31, 1992. The final awards under the Plan are determined by the Compensation Committee in its sole discretion.

                                  PENSION PLAN

         AVERAGE                                          YEARS OF BENEFIT SERVICE
     ANNUAL COVERED        --------------------------------------------------------------------------------------
      COMPENSATION             10            15             20             25             30             35
- -------------------------  -----------  -------------  -------------  -------------  -------------  -------------
$  200,000...............  $    38,400  $      57,600  $      76,800  $      86,000  $      95,100  $     104,300
 1,000,000...............      198,400        297,600        396,800        446,000        495,100        544,300
 2,000,000...............      398,400        597,600        796,800        896,000        995,100      1,094,300
 2,500,000...............      498,400        747,600        996,800      1,121,000      1,245,100      1,369,300
 3,000,000...............      598,400        897,600      1,196,800      1,346,000      1,495,100      1,644,300
 4,000,000...............      798,400      1,197,600      1,596,800      1,796,000      1,995,100      2,194,300
 5,000,000...............      998,400      1,497,600      1,996,800      2,246,000      2,495,100      2,744,300

     Under the Paramount Communications Retirement Plan and the Supplemental Executive Retirement Plan ("SERP") for certain key executives, an eligible employee will receive a benefit at retirement that is based upon the employee's number of years of benefit service and average pensionable compensation (salary plus annual bonus) during, in the case of the Retirement Plan, the highest five consecutive years of the employee's final 10 years of service, and, in the case of the SERP, the highest five twelve-month periods out of the final 10 twelve-month periods, reduced by certain social security benefits. The benefits under the SERP are not subject to the Internal Revenue Code provisions that limit benefits under the Retirement Plan. For a single employee, the benefits are straight-life annuity amounts and for a married employee the benefits are 50% (or 70% in some cases) joint and survivor annuity amounts. As of December 31, 1992, the years of benefit service (giving effect to minimum years of service under the SERP) that have been credited are: Mr. Davis-34, Mr. Jaffe-10, Mr. Oresman-9, Mr. Nelson-13 and Mr. Meyers-23. The foregoing table illustrates, for representative average annual pensionable compensation and years of benefit service classifications, the annual retirement benefit payable to employees under the Plans upon retirement in 1993 at age 65, based on the straight-life annuity form of benefit and social security benefits in effect at December 31, 1992.

EMPLOYMENT MATTERS

     Mr. Davis' agreement, expiring February 22, 1997, provides for a salary of $950,000. If his employment is terminated other than for cause or he terminates his employment for Good Reason, as defined below, he will receive annually for the remainder of the term his salary, his prior average bonuses, and $200,000. Payment may be made on a discounted lump sum basis. On disability or death, he or his estate will receive his salary for the remainder of the term. Grants of Shares are subject to sale restrictions which lapse as to 100,000 Shares a year in February from 1994 through 1997. All restrictions expire in the event of death, permanent disability, discharge without cause, termination for Good Reason or a reorganization or merger in which Shares are exchanged.

     Mr. Jaffe's agreement, expiring February 22, 1997, provides for a salary of $760,000. His annual salary and bonuses shall be approximately eighty percent of those paid to Mr. Davis. If his employment is terminated without cause, including if his responsibilities are reduced or he is relocated, he is entitled to receive annually for the remainder of the term his salary and his prior average bonuses. Payment may be made in a lump sum on a discounted basis. On disability or death, he or his estate will receive his salary for the remainder of the term. If after a Change of Control, as defined below, his employment is terminated other than for cause or he terminates his employment for Good Reason, he is entitled to receive annually for the remainder of the term his highest salary in effect thereafter and the highest of the most recent bonuses he received prior to termination or to the Change of Control. If his employment is terminated other than for cause or permanent disability or he terminates his employment for Good Reason, stock options become exercisable immediately. Mr. Jaffe's beneficiary will receive $5,000,000 (net of income taxes) in the event of his death during employment reduced by any Company life insurance benefits.

     Mr. Oresman's and Mr. Nelson's employment agreements, expiring December 12, 1995 and February 22, 1997, provide for salaries of $650,000 and $575,000, respectively. If the executive's employment is terminated without cause, including if his responsibilities are reduced or he is relocated, he is entitled to receive annually for the remainder of the term his salary and his prior average bonuses. Payment may be made in a lump sum on a discounted basis. On disability or death, the executive or his estate will be entitled to his salary for the remainder of the term. If, after a Change of Control, the executive's employment is terminated other than for cause or he terminates his employment for Good Reason, he is entitled to receive annually for the remainder of the term the highest salary in effect thereafter and the higher of the most recent bonuses that he received prior to termination or to the Change of Control. Grants of Shares are subject to sale restrictions, which lapse, in the case of Mr. Oresman, as to 30,000 Shares in September from 1993 through 1995, and, in the case of Mr. Nelson, as to 50,000 Shares in February, 1997. All restrictions expire in the event of death, permanent disability, discharge without cause, termination for Good Reason or a reorganization or merger in which Shares are exchanged.

     Mr. Meyers retired on December 24, 1993, at which time his employment agreement with the Company terminated. Mr. Meyers subsequently entered into a consulting agreement with the Company.

     The employment agreements between the Company and each of Messrs. Davis, Oresman and Nelson were amended, effective February 11, 1994, to permit those executive officers to tender to the Purchaser pursuant to its tender offer Shares held by them which are subject to sale restrictions. The amendments provide that the cash proceeds of such tenders will be free of restrictions but that Shares which are not purchased by the Purchaser will remain subject to the sale restrictions.

     Various of the agreements described above refer to Good Reason or Change of Control. Good Reason includes diminution in authority, reduction in compensation or failing to increase compensation commensurate with other senior officers, change of location or adverse modification of bonus, benefit plans or fringe benefits. In Mr. Davis' agreement, diminution in authority is deemed to occur automatically for a period of 60 days if the Company is acquired. Change of Control is defined below under "Change of Control Provisions" except that in the agreements with Messrs. Jaffe, Oresman and Nelson, subsection (a) applies only if it occurs without the advance approval of the Continuing Directors (as defined) or it exceeds 25%.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Mr. Silberman is Chairman of the Compensation Committee which also includes Miss Fippinger and Messrs. Small and Weissman. Mr. Silberman was Chairman of the Board of Consolidated Cigar Corporation when the Company acquired it in 1968. In 1969, Mr. Silberman retired from that position. The Company sold Consolidated Cigar in 1983.

CHANGE OF CONTROL PROVISIONS

     The Company's stock option plans generally provide for Limited Rights which permit, under certain circumstances and if the Compensation Committee so determines, the surrender to the Company during the 30-day period following a Change of Control (as defined below) of stock options for receipt of cash as described below. The cash received in lieu of exercising the related options equals the excess of (i) the highest price or fair market value per share paid or offered in any transaction related to a Change of Control or during the 60-day period preceding such Change of Control over (ii) the exercise price of the option. A Change of Control means any of the following: (a) the acquisition by any person or group of beneficial ownership of 15% or more of the Company's then outstanding voting securities; (b) the first purchase under a tender offer or exchange offer pursuant to which Shares have been purchased; (c) the first day on which less than two-thirds of the total membership of the Board of Directors are Continuing Directors (members of the Board of Directors on the date the Plan in question was adopted or who were recommended or elected to the Board of Directors by a majority of the Continuing Directors); or (d) approval by stockholders of a merger, consolidation, liquidation or dissolution of the Company, or of the sale of all or substantially all of the assets of the Company.

     The Annual Performance Plan and Long-Term Performance Plan provide for termination of the plans on a Change of Control if the Chief Executive Officer certifies that one of the events described under "Change of Control" in the immediately preceding paragraph has occurred without the advance approval of the Continuing Directors. On termination, participants will receive, with respect to each performance period which has commenced prior to such termination date, an amount of cash determined as if the participants had completed each performance period. Performance for periods not completed will be based upon actual performance or, if not available, business plan forecasts. Under the Annual Plan, for any period for which performance targets are not available, the award is based on a percentage of the participant's salary. Under the Long-Term Plan, the Company's performance for any period for which goals or business plan forecasts are not available will be based on the average of the amounts so determined for such prior period.

     The Deferred Compensation Plan for Directors provides that if a Change of Control has occurred without the advance approval of the Continuing Directors, the terms of the Plan are modified to provide that the Plan cannot be adversely amended and that the Directors are entitled to certain vesting credits.

     The Merger Agreement provides that the officers and directors of the Company shall take such action, or forbear from taking any action, as may be necessary to insure to the extent possible that the transactions contemplated by the Merger Agreement shall not constitute a Change of Control.

                                 EXHIBIT INDEX

EXHIBIT                           DESCRIPTION                           PAGE NO.
- -------  -------------------------------------------------------------  --------
1*       Pages 5, 6 and 10-20 of Paramount's Proxy Statement dated
         January 29, 1993 for its 1993 Annual Meeting of Stockholders.
2*       Employment Agreement with Robert Greenberg, a senior vice
         president of Paramount, dated as of April 5, 1993.
3*       Amended and Restated Agreement and Plan of Merger, dated as of October 24, 1993, between Paramount and Viacom.
4*       Stock Option Agreement, dated as of September 12, 1993, as amended on October 24, 1993, between Paramount and Viacom.
5*       Voting Agreement, dated as of September 12, 1993, as amended on October 24, 1993, between Paramount and Amusements.
6*       Press Release issued on October 24, 1993.
7*       Letter to Stockholders of Paramount dated October 25, 1993.
8*       Press Release issued on November 6, 1993.
9*       Letter to Stockholders of Paramount dated November 8, 1993 with respect to the Viacom Offer.
10*      Amendment No. 1, dated as of November 6, 1993, to the Amended and Restated Agreement and Plan of Merger, dated as of
         October 24, 1993, between Paramount and Viacom.
11*      Letter to Stockholders of Paramount dated November 8, 1993 with respect to the QVC Offer.
12*      Press Release issued by Viacom on November 12, 1993.
13*      Press Release issued on November 15, 1993.
14*      Letter to Stockholders of Paramount dated November 16, 1993 with respect to the QVC Offer.
15*      Press Release issued by Viacom on November 19, 1993.
16*      Press Release issued by QVC on November 20, 1993.
17*      Press Release issued by Viacom on November 22, 1993.
18*      Press Release issued by QVC on November 22, 1993.
19*      Press Release issued by Viacom on November 23, 1993.
20*      Press Release issued by QVC on November 23, 1993.
21*      Press Release issued by Viacom on November 24, 1993.
22*      Press Release issued by QVC on November 24, 1993.
23*      Memorandum Opinion in QVC Network, Inc. v. Paramount
         Communications Inc., et al., Civ. Action No. 13208 (Del. Ch.
         November 24, 1993).
24*      Preliminary Injunction Order in QVC Network, Inc. v.
         Paramount Communications Inc., et al., Civ. Action No. 13208
         (Del. Ch. November 24, 1993).
25*      Press Release issued by Paramount on November 24, 1993.
26*      Press Release issued by Viacom on November 24, 1993.
27*      Press Release issued by Viacom on November 26, 1993.
28*      Press Release issued by Viacom on November 29, 1993.
29*      Order of the Delaware Supreme Court dated November 29, 1993.
30*      Press Release issued by QVC on December 1, 1993.
31* Revised Memorandum Opinion in QVC Network, Inc. v. Paramount Communications Inc., et al., Civ. Action No. 13208 (Del. Ch.
         November 24, 1993).
32*      Press Release issued by Viacom on December 9, 1993.
33*      Press Release issued by Paramount on December 9, 1993.
34*      Press Release issued by QVC on December 10, 1993.
35*      Order in Paramount Communications Inc., et al. v. QVC
         Network, Inc., Civ. Action No. 13208 (Del. December 9, 1993).
36*      Press Release issued by QVC on December 9, 1993.
37*      Letter from Richards, Layton & Finger to Vice Chancellor Jack
         B. Jacobs of the Delaware Court of Chancery dated December
         10, 1993.

- ---------------
* Previously filed.

EXHIBIT                           DESCRIPTION                           PAGE NO.
- -------  -------------------------------------------------------------  --------
38*      Bidding Procedures of Paramount dated December 14, 1993.
39*      Press Release issued by Paramount on December 14, 1993.
40*      Letter to Stockholders of Paramount dated December 14, 1993 with respect to the Viacom Offer and the QVC Offer.
41*      Press Release issued by Viacom on December 14, 1993.
42*      Press Release issued by QVC on December 14, 1993.
43*      Letter from Wachtell, Lipton, Rosen & Katz to Lazard dated
         December 14, 1993.
44*      Letter from Simpson Thacher & Bartlett to Wachtell, Lipton,
         Rosen & Katz dated December 15, 1993.
45*      Press Release issued by Paramount on December 15, 1993.
46*      Press Release issued by QVC on December 16, 1993.
47*      Letter from the Delaware Chancery Court to Young, Conaway,
         Stargatt & Taylor; Richards, Layton & Finger; Morris &
         Morris; and Morris, Nichols, Arsht & Tunnell dated December
         14, 1993.
48*      Revised pages to the Memorandum Opinion in QVC Network, Inc.
         v. Paramount Communications Inc., et al., Civ. Action No.
         13208 (Del. Ch. November 24, 1993).
49*      Letter from Shearman & Sterling to Lazard dated December 15,
         1993.
50*      Letter from Simpson Thacher & Bartlett to Shearman & Sterling dated December 16, 1993.
51*      Letter from Simpson Thacher & Bartlett to Wachtell, Lipton,
         Rosen & Katz dated December 17, 1993.
52*      Press Release issued by Paramount on December 20, 1993.
53*      Press Release issued by Paramount on December 22, 1993.
54*      Press Release issued by QVC on December 22, 1993.
55*      Notice of Termination dated December 22, 1993 delivered by
         Paramount to Viacom.
56*      Exemption Agreement, dated as of December 22, 1993, between
         Viacom and Paramount.
57*      Letter to Stockholders of Paramount dated December 23, 1993 with respect to the Revised QVC Offer and the Viacom Offer.
58*      Opinion of Lazard dated December 21, 1993.
59*      Agreement and Plan of Merger, dated as of December 22, 1993, between Paramount and QVC.
60*      Voting Agreement dated December 22, 1993 among BellSouth
         Corporation, Comcast Corporation, Cox Enterprises, Inc.,
         Advance Publications, Inc. and Arrow Investments, L.P.
61*      First Amendment, dated as of December 27, 1993, to Agreement and Plan of Merger, dated as of December 22, 1993, between
         Paramount and QVC.
62*      Press Release issued by Viacom on January 7, 1994.
63*      Press Release issued by Viacom on January 9, 1994.
64*      Press Release issued by Paramount on January 7, 1994.
65*      Press Release issued by QVC on January 7, 1994.
66*      Press Release issued by QVC on January 10, 1994.
67*      Letter from Wachtell, Lipton, Rosen & Katz to the Paramount
         Board dated January 11, 1994.
68*      Letter from Shearman & Sterling to the Paramount Board dated
         January 12, 1994.
69*      Letter from Paramount to Wachtell, Lipton, Rosen & Katz dated
         January 13, 1994.
70*      Press Release issued by Paramount on January 12, 1994.
71* Letter from Simpson Thacher & Bartlett to Shearman & Sterling and Wachtell, Lipton, Rosen & Katz dated January 13, 1994.
72* Letter to Stockholders of Paramount dated January 13, 1994 with respect to the Current QVC Offer and the Revised Viacom
         Offer.

- ---------------
* Previously filed.

EXHIBIT                           DESCRIPTION                           PAGE NO.
- -------  -------------------------------------------------------------  --------
73*      Opinion of Lazard dated January 12, 1994.
74*      Letter from Wachtell, Lipton, Rosen & Katz to Simpson Thacher
         & Bartlett dated January 14, 1994.
75*      Letter from Simpson Thacher & Bartlett to Wachtell, Lipton,
         Rosen & Katz dated January 18, 1994.
76*      Letter from the Commission to Simpson Thacher & Bartlett
         dated January 15, 1994.
77*      Press Release issued by Viacom on January 18, 1994.
78*      Press Release issued by Paramount on January 18, 1994.
79*      Press Release issued by QVC on January 19, 1994.
80*      Agreement and Plan of Merger, dated as of January 21, 1994, between Paramount and Viacom.
81*      Voting Agreement, dated as of January 21, 1994, between
         Paramount and Amusements.
82*      Press Release issued by Paramount on January 21, 1994.
83*      Letter to Stockholders of Paramount dated January 24, 1994 with respect to the Current QVC Offer and the Revised Viacom
         Offer.
84*      Opinion of Lazard dated January 21, 1994.
85*      Notice of Termination dated January 21, 1994 delivered by
         Paramount to QVC.
86*      Exemption Agreement, dated as of January 21, 1994, between
         QVC and Paramount.
87*      Letter from Viacom to Paramount dated January 19, 1994.
88*      Letter from Wachtell, Lipton, Rosen & Katz to Simpson Thacher
         & Bartlett dated January 20, 1994.
89*      Letter from Shearman & Sterling to Paramount dated January
         21, 1994.
90*      Letter from Wachtell, Lipton, Rosen & Katz to Simpson Thacher
         & Bartlett dated January 24, 1994.
91*      Letter from Paramount to Wachtell, Lipton, Rosen & Katz dated
         January 24, 1994.
92*      Letter from Shearman & Sterling to Paramount dated January
         25, 1994.
93*      Letter from Paramount to Shearman & Sterling dated January
         25, 1994.
94*      First Amendment, dated as of January 27, 1994, to Agreement and Plan of Merger, dated as of January 21, 1994, between
         Viacom and Paramount.
95*      First Amendment, dated as of January 27, 1994, to Exemption
         Agreement, dated as of December 22, 1993, between Viacom and
         Paramount.
96*      Letter from Simpson Thacher & Bartlett to Shearman & Sterling and Wachtell, Lipton, Rosen & Katz dated January 27, 1994.
97*      First Amendment, dated as of January 27, 1994, to Exemption
         Agreement, dated as of January 21, 1994, between QVC and
         Paramount.
98*      Form of Agreement and Plan of Merger between QVC and
         Paramount.
99*      Press Release issued by Viacom on February 1, 1994.
100*     Press Release issued by QVC on February 1, 1994.
101*     Press Release issued by Viacom on February 1, 1994.
102*     Press Release issued by Viacom on February 1, 1994.
103*     Press Release issued by Paramount on February 1, 1994.
104*     Press Release issued by QVC on February 1, 1994.
105*     Amended and Restated Agreement and Plan of Merger, dated as of February 4, 1994, between Paramount and Viacom.
106*     Press Release issued by Paramount on February 4, 1994.
107*     Letter to Stockholders of Paramount dated February 7, 1994 with respect to the Current QVC Offer and the Current Viacom
         Offer.
108*     Opinion of Lazard dated February 4, 1994.
109*     Form of Agreement and Plan of Merger between Paramount and
         QVC.
110*     Opinion in Paramount Communications Inc., et al. v. QVC
         Network, Inc., Civ. Action No. 13208 (Del, February 4, 1994).
111*     Letter from Viacom to the Paramount Board dated February 10,
         1994.

- ---------------
* Previously filed.

EXHIBIT                           DESCRIPTION                           PAGE NO.
- -------  -------------------------------------------------------------  --------
112*     Letter from Paramount to Wachtell, Lipton, Rosen & Katz dated
         February 11, 1994.
113*     Press Release issued by Paramount on February 11, 1994.
114*     Letter from Wachtell, Lipton, Rosen & Katz to Simpson Thacher
         & Bartlett dated February 8, 1994.
115*     Letter from Paramount to Wachtell, Lipton, Rosen & Katz dated
         February 10, 1994.
116*     Press Release issued by Viacom on February 13, 1994.
117*     Letter from Wachtell, Lipton, Rosen & Katz to Paramount dated
         February 11, 1994.
118*     Letter from Paramount to Wachtell, Lipton, Rosen & Katz dated
         February 11, 1994.
119*     Letter from Paramount to Viacom dated February 11, 1994.
120*     Letter from Wachtell, Lipton, Rosen & Katz to Paramount dated
         February 11, 1994.
121*     Press Release issued by QVC on February 13, 1994.
122*     Press Release issued by Viacom on February 15, 1994.
123*     Press Release issued by Paramount on February 15, 1994.
124*     Amendments, each dated as of February 11, 1994, to the
         Employment Agreements between Paramount and each of Martin S.
         Davis, Donald Oresman and Ronald L. Nelson.
125*     Letter from Viacom to Paramount dated February 14, 1994.
126*     Press Release issued by QVC on February 15, 1994.
127*     Letter from Wachtell, Lipton, Rosen & Katz to Paramount dated
         February 14, 1994.
128*     Letter from Paramount to Wachtell, Lipton, Rosen & Katz dated
         February 14, 1994.
129*     Letter from Lazard to Paramount dated February 14, 1994.

- ---------------
* Previously filed.